COLUMBIA-SENTINEL ENGINEERS, INC.

File: 1091
26 May 2015

Subject: Feasibility of Perko Worldwide Corps, concept of a "Fold back wing ship"

To: Whom it may concern,

I, L. Paul Zankich, P.E. , President of Columbia-Sentinel Engineers, Inc. (CSE) have studied the concept David Perko has presented to us of a large planning vessel with inflatable buoyancy when in its displacement mode and folding wing lift devices to assist the vessel to rise in the planning mode and therefore achieve very high speed transit of oceans in a planning/ground effects mode.

Considerable development remains to be done to affirm all of the attributes David Perko asserts but a speed of 300 mph should be attained with the two propulsion systems he conceives.

This vessel as conceived will have approximately 150,000 hp total on three shafts with surface piercing propellers and 400,000 hp on aircraft style propulsion engines..

This vessel as conceived should be capable carriage of 4,940 tons of cargo including 450 to 600 passengers, general high value freight, high value containers and autos.

This vessel as conceived is a hybrid with attributes of a planning vessel, a rigid inflatable vessel, a ground effect vessel and an aircraft. This combination may result in rapid sea cargo services with a required freight rate (RFR) less than aircraft.

Very Truly Yours,

L. Paul Zankich, P.E..
Principal Naval Architect
Columbia-Sentinel Engineers, Inc.

Naval Architecture • Production Consulting • Performance Evaluation

4000 Delridge Way SW, Suite 300
Seattle, Washington 98106
(206) 923-1380
FAX: (206) 923-1379
cse@columbia-sentinel.com